Filed by Pyxis Oncology, Inc.
(Commission File No.: 001-40881)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Apexigen Inc.

(Commission File No.: 001-39488)

Date: May 30, 2023

On May 30, 2023, Pyxis Oncology, Inc. made available the following communication.

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Pyxis Oncology Advances PYX-106 and PYX-201 Clinical Programs

First subject dosed in Phase 1 trial of PYX-106, a fully human immunotherapy antibody candidate

Second dose level initiated in Phase 1 trial of PYX-201, an antibody-drug conjugate (ADC) candidate

Preliminary data from both trials on track for late-2023/early-2024 timeframe

Company to present and host investor meetings at Jefferies Healthcare Conference in NYC on June 7, 2023

BOSTON, May 30, 2023 – Pyxis Oncology, Inc. (Nasdaq: PYXS), a clinical-stage company focused on developing next-generation therapeutics to target difficult-to-treat cancers, today announced dosing of the first subject in the Phase 1 trial of PYX-106. PYX-106 is a fully human immunotherapy antibody candidate that is designed to block the activity of Siglec-15, an immune suppressor expressed across a broad range of tumors. The Company also announced that the second dose level has been initiated in the ongoing Phase 1 trial of PYX-201, a novel antibody-drug conjugate (ADC) product candidate licensed from Pfizer targeting extradomain-B (EDB) of fibronectin, a non-internalizing antigen that is an integral component of the extracellular matrix in tumors.

“We are excited to announce dosing of the first subject in the Phase 1 trial of PYX-106 and we are enthusiastic about the potential PYX-106 may hold for patients, particularly those not well served by currently available immunotherapies,” said Lara S. Sullivan, M.D., President and Chief Executive Officer of Pyxis Oncology. “We expect to see preliminary data from each of our ongoing Phase 1 trials of PYX-106 and PYX-201, including biomarker results and potential early signs of clinical activity, in the late-2023 to early-2024 timeframe.”

Webcast Presentation at Jefferies Healthcare Conference, June 7, 2023

Pyxis Oncology will present a corporate overview at the Jefferies Healthcare Conference at 4:00 pm ET on June 7, 2023. Lara S. Sullivan, M.D., President and Chief Executive Officer, and Pyxis Oncology management team members will be available during the conference for one-on-one meetings with investors. A live webcast of the presentation can be accessed on the Investors section of the Pyxis Oncology website at ir.pyxisoncology.com. Following the live event, a replay of the webcast will be archived for up to 90 days.

About PYX-106-101

PYX-106-101 (NCT05718557) is an open-label, multicenter, Phase 1 dose escalation trial designed to evaluate the safety, tolerability, pharmacokinetics, pharmacodynamics, and preliminary efficacy of PYX-106 in patients with advanced solid tumors in order to determine the recommended dose(s) for future study. Patients with relapsed or refractory solid tumors known to have significant infiltration of M2 macrophages and expression of Siglec-15, including non-small cell lung cancer, breast cancer, endometrial cancer, thyroid cancer, kidney cancer, cholangiocarcinoma, bladder cancer, colorectal cancer, and head and neck squamous cell carcinoma, are eligible to enroll.

About PYX-201-101

PYX-201-101 (NCT05720117) is an open-label, multicenter, Phase 1 dose-escalation trial designed to evaluate the safety, tolerability, pharmacokinetics, pharmacodynamics, and preliminary efficacy of PYX-201. Patients with relapsed or refractory solid tumors known to have significant expression of EDB of fibronectin, including with relapsed or refractory solid tumors, including non-small cell lung cancer, hormone receptor positive breast cancer, ovarian cancer, thyroid cancer, pancreatic ductal adenocarcinoma, soft tissue sarcoma, hepatocellular carcinoma or kidney cancer are eligible to enroll.

About PYX-106

PYX-106 is a fully human immunotherapy antibody candidate in development that blocks the activity of Siglec-15, an emerging immune suppressor expressed across a broad range of tumors. Siglec-15 expression does not overlap with one of the most common targets in immuno-oncology, PD-1, supporting its potential use alone and in combination with current immunotherapies. PYX-106 may benefit patients who do not respond to current standards of care. In preclinical studies, PYX-106 has demonstrated broad immune activation, strong binding affinity, and a 7-day half-life. Cumulatively, these advantages may translate to superior anticancer activity and more flexible dosing regimens.

About PYX-201

PYX-201 is a novel antibody-drug conjugate (ADC) product candidate licensed from Pfizer targeting extradomain-B (EDB) of fibronectin, a non-internalizing antigen, that is an integral component of the extracellular matrix in tumors. EDB fibronectin is overexpressed in many solid tumors and minimally expressed in most normal adult tissues.

About Pyxis Oncology, Inc.

Pyxis Oncology, Inc. is a clinical stage company focused on defeating difficult-to-treat cancers. The company is efficiently building next-generation therapeutics that hold the potential for mono and combination therapies. Pyxis Oncology’s therapeutic candidates are designed to directly kill tumor cells and to address the underlying pathologies created by cancer that enable its uncontrollable proliferation and immune evasion. Pyxis Oncology’s antibody-drug conjugates (ADCs) and immuno-oncology (IO) programs employ novel and emerging strategies to target a broad range of solid tumors resistant to current standards of care. To learn more, visit www.pyxisoncology.com or follow us on Twitter and LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995 and other federal securities laws. These statements are often identified by the use of words such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “to be,” “will,” “would,” or the negative or plural of these words, or similar expressions or variations, although not all forward-looking statements contain these words. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified herein, and those discussed in the section titled “Risk Factors” set forth in Part II, Item 1A. of the Company’s Quarterly Report on Form 10-Q filed with SEC on May 11, 2023, and in our other filings with the SEC. Among other things, there can be no guarantee that the proposed business combination will be completed in the anticipated timeframe or at all, that the conditions required to complete the proposed combination will be met, that the combined company will realize the expected benefits of the proposed business combination, if any, that the clinical stage assets will progress on anticipated timelines or at all, that the combined company will be successful in progressing its pipeline through development and the regulatory approval process. These risks are not exhaustive. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date hereof and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Important Additional Information Will Be Filed with the SEC

Pyxis Oncology plans to file with the SEC a Registration Statement on Form S-4 in connection with the transactions and Apexigen plans to file with the SEC and mail to Apexigen stockholders a Proxy Statement/Prospectus in connection with the transactions. Investors and security holders are urged to read the Registration Statement and the Proxy Statement / Prospectus carefully when they are available before making any voting or investment decision with respect to the proposed transactions. The Registration Statement and the Proxy statement / Prospectus will contain important information about Pyxis Oncology, Apexigen, the transactions and related matters. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement / Prospectus and other documents filed with the SEC by Pyxis Oncology and Apexigen through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement / Prospectus from Pyxis Oncology by contacting ir@pyxisoncology.com or from Apexigen by contacting ir@apexigen.com.

Participants in the Solicitation

Pyxis Oncology and Apexigen and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Pyxis Oncology’s directors and executive officers is contained in Pyxis Oncology’s proxy statement dated April 28, 2023, which is filed with the SEC. Information regarding Apexigen’s directors and executive officers is contained in Apexigen’s Annual Report dated February 22, 2023, which is filed with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests in the proposed business combination will be available in the Registration Statement and the Proxy Statement / Prospectus.

Pyxis Oncology Contact

Jennifer Davis Ruff

ir@pyxisoncology.com

Media Contact

Jason Braco, Ph.D.

jbraco@lifescicomms.com